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                                                            EXHIBIT 1.A.(13)(jj)

                        RIDER FOR A LEVEL PREMIUM OPTION

     This is a modified premium contract. On the contract change date (see Contract Change Date) the basic premium may increase to an amount no greater than that shown in the Schedule of Premiums in the contract data pages. This rider describes a level premium option which guarantees the basic level premium (excluding additional premiums for any supplementary benefits) will not change on the contract change date. But this is subject to all the provisions of this rider and of the rest of the contract.


BASIC LEVEL PREMIUMS

     We show the amount and frequency of the basic level premium in the Optional Schedule Of Level Premiums included in this rider. An increase or decrease in the face amount will change the basic level premiums.


SCHEDULED LEVEL PREMIUMS

     The scheduled level premiums are equal to the basic level premiums plus the charge for applicable taxes. The scheduled level premiums will change if the basic level premiums change or the charge for applicable taxes change. We show the amount of the first scheduled level premium in the level premium schedule.

     The scheduled level premium is the minimum premium required, at the frequency chosen, to continue the contract in full force and to guarantee the basic premium will not increase on the contract change date. This assumes you pay all level scheduled premiums when due, you make no withdrawals, and any contract debt does not exceed the cash value.


LEVEL PREMIUM ACCOUNT

     On the contract date, the level premium account is equal to the invested premium amount credited on that date, minus the basic level premium then due, plus the charge for payment processing. On any other day, the level premium account is equal to:

     1. what it was on the prior day; plus

     2. if the premium account was greater than zero on the prior day, interest on the excess at 4% a year; minus

     3. if the premium account was less than zero on the prior day, interest on the deficit at 4% a year; plus

     4. any invested premium amount credited on that day; minus

     5. any basic level premium due on that day less the charge for payment processing; minus

     6. any withdrawals on that day.

     On the contract change date, we will look at the level premium account described above. If the level premium account is zero or greater, we will not increase the basic premium from the amount shown in the schedule of level basic premiums. We may charge less. If the level premium account is less than zero, we will proceed as described under Contract Change Date(s).

     If level scheduled premiums that are due are not paid, or if smaller payments are made, the premium may increase on the contract change date.

     Payment of the level scheduled premium is at your option. We will bill you for the level scheduled premium if you ask us.

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     This rider does not change the guarantees associated with the payment of scheduled premiums as described under Premium Payment And Reinstatement.

Rider attached to and made a part of this contract on the Contract Date.

The Prudential Insurance Company of America,

By  /s/   SPECIMEN
   -------------------------
          Secretary

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